Filed by Advisors Series Trust (SEC File No. 333-17391)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company: Scharf Fund and Scharf Global Opportunity Fund
SEC File No. 811-07959
URGENT: YOUR RESPONSE IS CRITICAL

Dear Shareholder:
The Scharf Fund has called a special meeting of the shareholders.
You are an investor as of May 22, 2025, and an important and time-sensitive matter pertaining to your investment requires your input. Our efforts to reach you by mail, email, and phone have been unsuccessful so far.
To secure your input, please call toll-free at 1-844-202-6581 on any weekday between 9:00 a.m. to 10:00 p.m. Eastern Time or Saturday and Sunday 10:00 a.m. to 2:00 p.m. It will take only a minute of your time.
Thank you in advance for your attention to this request.